ASSOCIATED
CAPITAL GROUP

A N N U A L
R E P O R T
2023

WISDOM. PERFORMANCE. BRIGHT FUTURE. TRUST.


DEALS...
DEALS...
Y MÁS
DEALS
Arbitraje de Riesgo -
El anuncio de una fusión es el comienzo de una oportunidad
Regina M. Pitaro
Directora Gerente
GABELLI ASSET MANAGEMENT


M&A
買収者の見解、
経営者の異論
Merger Masters
リスクアービトラージの
実務と戦略と規律
バリュー投資の
究極の形！
PanRolling

Merger Arbitrage

Percent Return (%)

Year	Gross Return	Net Return
2023	5.49	3.56
2022	4.47	2.75
2021	10.81	7.78
2020	9.45	6.70
2019	8.55	5.98
2018	4.35	2.65
2017	4.69	2.92
2016	9.13	6.44
2015	5.33	3.43
2014	3.89	2.29
2013	5.33	3.43
2012	4.32	2.63
2011	4.89	3.07
2010	9.07	6.35
2009	12.40	9.15
2008	0.06	-0.94
2007	6.39	4.26
2006	12.39	8.96
2005	9.40	6.63
2004	5.49	3.69
2003	8.90	6.26
2002	4.56	2.45
2001	7.11	4.56
2000	18.10	13.57
1999	16.61	12.31
1998	10.10	7.21
1997	12.69	9.21
1996	12.14	8.84
1995	14.06	10.27
1994	7.90	5.53
1993	12.29	8.91
1992	7.05	4.78
1991	12.00	8.76
1990	9.43	6.67
1989	23.00	17.55
1988	45.84	35.66
1987	-13.67	-14.54
1986	33.40	26.14
1985	30.47	22.64

Compounded Net Annual Return **7.14**

The performance above refers to our longest continuously offered fund in the merger arbitrage strategy (net and gross returns). Net returns are net of management and incentive fees. Individual investment returns may differ due to timing of investment and other factors. Past performance is not indicative of future results.

Dear Partners/Shareholders:

We continue to run a long-distance marathon for our limited partners in our merger arbitrage and our alternative hedge fund investments. We started investing in arbitrage in the late 1960's when I was focusing on the subject at my first institutional firm where I was a sell-side analyst.

We continued our research in arbitrage investments in the late 1970's when we started our firm and then started Gabelli Arbitrage Partnership in 1985.

WHAT IS NEXT FOR AC AND THE NEXT DECADE

Interest rates at current levels appear to have become embedded in the financial models of private equity firms. At the same time owners of businesses appear more willing to harvest gains via the sale of assets at more reasonable valuations and possible tax changes in 2025. Given the foregoing, combined with the somewhat less hostile regulatory constraints, we have increasing confidence that deal activity will increase both in the U.S. and globally.

Simply stated, the spreads have widened and are now providing additional incremental returns for arbitrage on a global basis.

(Y)OUR M&A IN 2024 AND BEYOND

As previously discussed, Gabelli Private Equity Partners was created to launch a private equity business, somewhat akin to the success our predecessor PE firm had in the 1980s.

We will continue our outreach initiatives with business owners, corporate management, and various financial sponsors. We are activating our program of buying privately owned, family started businesses, controlled and operated by the founding family – send us suggestions!

We again echo the criteria from Warren Buffett:

> BERKSHIRE HATHAWAY INC ACQUISITION CRITERIA
> We are eager to hear from principals or their representatives about businesses that meet all of the following criteria
> - Demonstrated consistent earning power (future projections are of no interest to us, nor are "turnaround" situations),
> - Businesses earning good returns on equity while employing little or no debt,
> - Management in place (we can't supply it),
> - Simple businesses (if there's lots of technology, we won't understand it),
> - An offering price (we don't want to waste our time or that of the seller by talking, even preliminarily, about a transaction when price is unknown).

FINANCIAL RESULTS
- Our MERGER ARBITRAGE strategy returned 5.5% gross (3.6% net) for 2023. Since inception in February 1985, we have compounded net annual returns of 7.1%.
- We paid $4.3 million to shareholders via dividends.
- We repurchased over 450,000 shares, returning $16.2 million to shareholders.
- Book value ended the year at $42.11 per share versus $40.48 at December 31, 2022.

COMMITMENT TO COMMUNITY

In August, (y)our Board approved the continuation of the shareholder designated charitable contribution program for $4.0 million to registered shareholders, this brings our total contributions to $38 million since our spin-off from GAMCO in November 2015. Since the inception of this program, there have been over one hundred ninety 501(c)(3) organizations which received designations from our shareholders.

NEXT

We are privileged to share Associated Capital's results for 2023.

In 2023 Marc Gabelli was named Vice Chair of (y)our board, his wealth of knowledge and depth of experience will serve our stakeholders well.

As always, we thank our teammates, our directors, and more importantly, our clients and partners for their confidence in what we will do in the next quarter century.

Sincerely,

Mario Gabelli

Mario J. Gabelli
Executive Chair



Douglas R. Jamieson *Chief Executive Officer and President*

We ended 2023 with cash and investments of $407 million and $466 million, respectively, including 2.4 million shares of GAMCO stock valued at $46 million. Our net equity was $907 million or $42.11 per share versus $890 million or $40.48 per share at year-end 2022.

Our financial resources underpin our flexibility to pursue strategic objectives that may include acquisitions, seeding new investment strategies, and co-investing. We consider our primary goal as using our liquid resources to opportunistically and strategically grow book value and net income. We will also consider alternatives to return capital to our shareholders, including

share repurchases and dividends. Share repurchase amounts and prices may vary after considering a variety of factors, including the Company's financial position, earnings, other alternative uses of cash, macroeconomic issues, and market conditions.

At Gabelli & Partners, the marketing and business development team continues to maintain and expand relationships across the globe to provide new investor access points and to streamline existing channels to invest alongside our partner capital. We onboarded our UCITS fund to the NSCC framework, allowing for an improved subscription process for global investors within the US non-resident client markets and investors from Latin America. We held our 24th Annual Arbitrage Dinner on December 12th, our M&A strategy finished 2023 up 5.5% gross; 3.6% net.

ASSETS UNDER MANAGEMENT

Assets under management (dollars in millions) ended 2023 at $1,591. The decrease was largely the result of net outflows, offset partially by market appreciation. These outflows were generally from reallocations to other asset classes as a merger arbitrage fund's nominal expected return is partly a function of the risk free rate, which increased from less than 1% at the end of 2021 to over 4% by the end of 2022 and was sustained at or above 5% for the entirety of 2023.



Non-Market Correlated

■ Merger Arbitrage ■ Long/Short Value ■ Other



DEALS . . .
DEALS . . .
AND MORE
DEALS
Risk Arbitrage –
The Announcement of a Merger is the Beginning of an Opportunity
Regina M. Pitaro

ENGLISH

DEALS . . .
DEALS . . .
E ANCORA
DEALS
L'annuncio di una fusione come inizio di un'opportunità
Regina M. Pitaro
Managing Director
Gabelli Asset Management

ITALIAN

交易 . . .
交易 . . .
更多的
交易
(Regina M. Pitaro)

CHINESE

アービトラージの
極意

JAPANESE

DEALS...
DEALS...
Y MÁS
DEALS
Arbitraje de Riesgo -
El anuncio de una fusión es el comienzo de una oportunidad
Regina M. Pitaro
Directora Gerente
Gabelli Asset Management

SPANISH

Deals...Deals...and More Deals - Now in five languages.
Originally published in 1999 by Gabelli University Press





"There are many advantages to investing in risk arbitrage. Let's focus on three: risk arbitrage returns are not closely correlated with those of the stock market; they are less volatile than returns on the S&P 500; and longer term they are higher than those returns afforded by traditional investing. While these three factors provide for excellent results in the world of arbitrage, the real beauty of risk arb investing is that there is rarely a down year. Because risk arb returns are consistently positive year in and year out, they fulfill the concept of a compound return. We proclaim this source of compounded earnings as the eighth wonder of the world.

Compounding is the secret to wealth creation over a period of decades."

Regina M. Pitaro
(Deals...Deals...and More Deals, 1999)

Regina M. Pitaro

Columbia University,
Graduate School of Business M.B.A., Finance
Loyola University of Chicago M.A., Anthropology
Fordham University B.S., Anthropology

MERGER
MASTERS
TALES OF ARBITRAGE
KATE WELLING AND
MARIO GABELLI
Columbia Business School Publishing

"Give a man a fish and you feed him for a day. Teach a man to arbitrage, and you feed him forever."
- Warren Buffett

In 1999, we published one of the few books on merger arbitrage, Deals…Deals… and More Deals. Our newest publication, Merger Masters: Tales of Arbitrage, profiles leading investors who share our enthusiasm for merger arbitrage and have utilized the investment discipline in various forms over the last half-century. It also includes the perspective of iconic CEOs who have used M&A to build value and, in the process, tangled with the arbitrage community. Merger Masters is available on Amazon.com.



MERGER ARBITRAGE

G abelli & Partners is highly specialized, providing clients with products and customized solutions within the "Private Market Value with a Catalyst™" method of investing, while utilizing the full resources of the broader organization. The strategies employed within our portfolios strive to achieve superior risk adjusted returns with an aim to preserve and grow wealth while maintaining low volatility. Our strategies focus on fundamental, active, event-driven special situations and merger arbitrage.

We have invested in this way since 1977 and introduced our first dedicated alternative portfolio in 1985, Gabelli Associates, which focuses on absolute returns by investing in announced mergers and acquisitions. Beyond merger investing, we offer several additional portfolios that build on the firm's strengths in global event-driven value investing.

(Y)our M&A Portfolio Team







Ralph Rocco

Paolo Vicinelli

Willis Brucker

(Y)our Teammate Since

1993	*1999*	*2004*
Rutgers University	*Columbia University*	*Boston College*
B..A., Economics	*M.B.A., Finance*	*B.S., Finance*

We are committed to providing our clients with a high level of services. Our client service and investor relations teams are continually seeking new ways to array and deliver information more effectively, and are regularly customizing the needs of our clients and partners, to focus on enhancing relationships and transparency for the long-term. Gabelli & Partners provides investment solutions through various vehicles and investment structures such as: sub-advised portfolios, custom share classes, new investment vehicles both domestic and foreign, as well as specialized structures, all coupled with the corresponding operational needs of the overall mandate. We also continue to forge partnerships and distribution arrangements to provide either new investor access points or streamlining existing channels to invest alongside our partner capital. One such development was a yearlong onboarding of our UCITS fund to the NSCC framework, allowing for an improved subscription process for global investors within the U.S. non-resident client markets and those investors from Latin America who are serviced in the U.S.

M&A Strategy & Virtues:

- Investing in announced mergers and acquisitions or "merger arbitrage", involves purchasing securities that are the subject of an acquisition, exchange offer, cash tender offer or similar transaction.

- We use different arbitrage techniques to derive a profit by realizing the differential (or "spread") between the price and the value ultimately realized.

- The objective of our risk arbitrage portfolios is to provide positive, "absolute returns" in all equity market environments. To that end, 2023 capped off our 38th of 39 positive years on a gross basis (37th positive year on a net basis).


The Gabelli & Partners Team

- Returns are dependent on the close of an M&A deal and not the overall stock market's movement. Coupled with our rigorous research approach, active portfolio management and risk parameters, this has provided our partners with consistent, non-market correlated returns since inception.

- Our M&A investment approach is absolute return focused; produces consistent, repeatable, and proven results with low volatility; while seeking the preservation and growth of capital.

We primarily invest in announced merger and acquisition transactions in the global equity markets, we maintain a diversified portfolio of transactions. Every deal has a unique set of elements, and our team focuses on all aspects, from fundamental valuation, legal and regulatory, to trading. We analyze and continuo usly monitor pending transactions for all of these elements as part of an active approach.

Our teammates are experts at analyzing deal risks. The inherent risk in merger investing is a broken deal. Our merger team has led our clients successfully through challenging market environments, including 1987, the early 1990s, 1998 and 2001, and more recently, 2008, 2020 and 2022. From the beginning of 2022 through the end of 2023, our merger portfolios outpaced, on a cumulative net basis, the S&P 500 and investment grade bonds by over 300 basis points and 1,400 basis points, respectively.

The strategy is available through partnerships and separately managed accounts, including sub-advised and fund-of-funds. Internationally, the strategy is offered through corporations, EU-regulated UCITS structures and the London Stock Exchange listed investment company, Gabelli Merger Plus+ Trust Plc. (GMP-LN).

Long/Short Value:
We offer specific sector focused portfolios, traditional long/short event driven portfolios, as well as intermediate corporate credit portfolios.

We are research-driven fundamental investors focusing on the "PMV with a Catalyst™" ("PMV") method of investing. This approach of analysis involves looking at businesses as a function of their assets and earnings power. We examine businesses as if we were the owners of those businesses, and analyze industries on a global and all cap basis. Our investment professionals visit with hundreds of companies each year. Our process is proprietary, bottom up, and involves the full utilization of public resources.

We perform sector-by-sector analysis, assess the PMV of a business, and identify the catalyst(s) in place to surface value over time. A company's PMV is not constant, it changes as a function of many variables. The objective is to identify large differences between our estimate of PMV and the market price. We then identify the catalyst to realize a return independent from the overall direction of the stock market. We believe we can generate superior risk-adjusted returns following this event- driven approach.

2023 Merger Investing Review and 2024 Preview:

- Returns in the first half of 2023 were primarily driven by the overhang from an aggressive regulator who challenged several headline-making deals. After the FTC lost a pivotal case mid-year in one such deal, the regulatory environment began to cool, resulting in a strong second half of the year.

- The decline in deal volume, which began in Q3-2022 and was caused by the pricing dislocation that resulted from the stock market decline in 2022, had appeared to bottom out in Q1-2023 as deal volume rose quarter over quarter for the remaining three quarters of the year. Currently, all the data we examine points to higher levels of M&A activity as we enter 2024 as buyers and sellers begin to gravitate towards more realistic valuations of businesses in the current environment.

- Several drivers remain in place for merger arbitrage in 2024 and beyond, in particular deal spreads are at the highest level in approximately a decade. This is due in part to continued regulatory concerns and the "risk free" opportunity costs of short-term cash investments remaining higher for longer in the mid-single digits.

- Since 1985, we remain focused on investing in strategic, well-financed deals with an added focus on near-term catalysts, and are upbeat about our prospects to generate absolute returns in 2024 as "Mr. Market" provides attractive entry points in deals which benefit an actively managed portfolio like ours.

QUARTERLY FINANCIAL INFORMATION

(In thousands, except per share data)

	2023				
	1st	2nd	3rd	4th	Total
Revenues	$ 2,465	$ 2,382	$ 2,200	$ 5,636	$ 12,683
Expenses	5,055	5,309	5,733	8,087	24,184
Operating (loss)/income before management fee	(2,590)	(2,927)	(3,533)	(2,451)	(11,501)
Other income/(expense)	24,735	8,611	3,794	26,672	63,812
Management fee expense	2,543	544	(12)	2,371	5,446
Income tax expense	1,580	1,840	166	5,551	9,137
Income/(loss) allocated to noncontrolling interests	268	(71)	123	(43)	277
Net income to AC shareholders	$ 17,754	$ 3,371	$ (16)	$ 16,342	$ 37,451
EPS	0.81	0.15	0	0.76	1.72
Shares outstanding	21,938	21,726	21,623	21,538	21,538

	2022				
	1st	2nd	3rd	4th	Total
Revenues	$ 2,582	$ 2,546	$ 2,562	$ 7,538	$ 15,228
Expenses	5,888	4,757	5,691	10,154	26,490
Operating (loss)/income before management fee	(3,306)	(2,211)	(3,129)	(2,616)	(11,262)
Other income/(expense)	(15,047)	(35,917)	(17,789)	19,550	(49,203)
Management fee expense	-	-	-	-	-
Income tax benefit/(expense)	4,848	8,036	4,914	(2,855)	14,943
(Income)/loss allocated to noncontrolling interests	(2,681)	205	(494)	(415)	(3,385)
Net income/(loss) to AC shareholders	$ (16,186)	$ (29,887)	$ (16,498)	$ 13,664	$ (48,907)
EPS	(0.73)	(1.36)	(0.75)	0.62	(2.22)
Shares outstanding	22,051	22,015	22,004	21,990	21,990

CONDENSED CONSOLIDATING BALANCE SHEET

The Company consolidates certain investment partnerships for which it has a controlling financial interest. The following table reflects the net impact of the consolidated investment partnerships ("Consolidated Entities") on the consolidated statements of financial condition (in thousands):

	December 31, 2023		
	Prior to Consolidation	Consolidated Entities[1]	As Reported
Assets			
Cash and cash equivalents	$ 299,508	$ 17,979	$ 317,487
Investments	573,735	(18,272)	555,463
Other	63,184	7,663	70,847
Total assets	$ 936,427	$ 7,370	$ 943,797
Liabilities, redeemable noncontrolling interests and equity			
Total liabilities	$ 29,452	$ 1,267	$ 30,719
Redeemable noncontrolling interests	-	6,103	6,103
Total equity	906,975	-	906,975
Total liabilities, redeemable noncontrolling interests and equity	$ 936,427	$ 7,370	$ 943,797

	December 31, 2022		
	Prior to Consolidation	Consolidated Entities	As Reported
Assets			
Cash and cash equivalents	$ 209,941	$ 8,521	$ 218,462
Investments	660,445	(2,151)	658,294
Other	42,861	8,073	50,934
Total assets	$ 913,247	$ 14,443	$ 927,690
Liabilities, redeemable noncontrolling interests and equity			
Total liabilities	$ 23,051	$ 4,250	$ 27,301
Redeemable noncontrolling interests	-	10,193	10,193
Total equity	890,196	-	890,196
Total liabilities, redeemable noncontrolling interests and equity	$ 913,247	$ 14,443	$ 927,690

Board of Directors

Mario J. Gabelli, CFA
Executive Chair
Associated Capital Group, Inc.

Douglas R. Jamieson
Chief Executive Officer and President
Associated Capital Group, Inc.

Marc Gabelli
Vice Chair
Associated Capital Group, Inc.

Daniel R. Lee
Chief Executive Officer and Director
Full House Resorts, Inc.

Bruce M. Lisman
Former Chairman
JP Morgan's Global Equity Division

Richard T. Prins
Retired Partner
Skadden, Arps, Slate, Meagher & Flom LLP

Frederic V. Salerno
Former Vice Chairman
Verizon Communications Inc.

Salvatore F. Sodano
Former Vice Chairman
Broadridge Financial Solutions, Inc.

Elisa M. Wilson
President
Gabelli Foundation, Inc.

Officers

Douglas R. Jamieson
Chief Executive Officer and President

Ian J. McAdams
Chief Financial Officer

Peter D. Goldstein
*Senior Vice President, Chief Legal Officer
and Secretary*

Corporate and Shareholder Information

Investor Relations
For our 10-K and other shareholder information, as well as
information on our products and services, visit our website at
www.associated-capital-group.com or write to:
191 Mason Street
Greenwich, CT 06830
203-629-9595
email: investor@associated-capital-group.com

Transfer Agent
Computershare
150 Royall Street, Suite 101
Canton, MA 02021
(781) 575-2000

Trading Information
New York Stock Exchange
Class A Common Stock
Symbol - AC

Website
www.associated-capital-group.com

Investment Services Information

Alternative Investments
Contact: Michael M. Gabelli
Managing Director and President
914-921-5135
email: alternatives@gabelli.com

Gabelli & Partners
Contact: Jeffrey M. Illustrato
C.O.O.
914-921-7711
Email: jillustrato@gabelli.com

Annual Meeting
Our 2024 hybrid Annual Meeting of Shareholders
will be held at 4:15 p.m. on June 4, 2024.

“The more you give, the more you receive”

Our shareholders designated contributions to the following 501(c)(3) organizations

The Board of Directors of Associated Capital Group, Inc. established an inaugural Shareholder Designated Charitable Contribution program in 2016. The company continued this initiative through 2023. To date, AC has donated approximately $38 million on behalf of its shareholders.

Under the program, each registered shareholder could designate one charitable organization (two charitable organizations for holders with 8,000 shares or more) to which AC contributed on the shareholder’s behalf.

AC’s program tracks the shareholder program launched by GAMCO Investors, Inc. in April 2013 which was based, in part, on the program established by Berkshire Hathaway in 1981. The Berkshire Hathaway program continued for over 20 years, until 2003. Warren Buffett’s letter to shareholders at the inception of Berkshire’s program explained that charitable giving in this manner provides significant benefits to shareholders. Each eligible shareholder is able to choose whether a contribution of corporate funds based on his/her ownership interest is to be made, and if so, to specify the recipient of that contribution. The shareholder’s judgment – not the judgment of the company’s directors or management – controls the contribution process.



♦ ♦ ♦

Abilis ♦ Alzheimer’s Disease & Related Disorders Association ♦ Alzheimer’s Foundation of America ♦ America Needs You ♦ American Associates of Ben-Gurion University of the Negev ♦ American Cancer Society ♦ American Heart Association ♦ American Macular Degeneration Foundation ♦ American National Red Cross ♦ American Refugee Committee ♦ Amigos Del Museo Del Barrio ♦ Archbishop Wood High School ♦ Arizona State University Foundation ♦ Arthritis Foundation ♦ Atlantis Educational Foundation ♦ Aurora Ice Association ♦ Ausable River Association ♦ Bay Area Discovery Museum ♦ Bedford Audubon Society ♦ BlueCheck Charitable Foundation ♦ Blythedale Children’s Hospital ♦ Bob Woodruff Family Foundation ♦ Boston College Trustees ♦ Boys and Girls Club of Truckee Meadows ♦ Bristol Riverside Theater Co. ♦ Brunswick School ♦ Cathedral of St. John the Baptist ♦ Catholic Big Sisters & Big Brothers Catholic Charities of the Archdiocese of New York ♦ CCM of Westchester ♦ Center for All Abilities ♦ Central Scholarship Bureau ♦ Chaminade High School ♦ Change for Kids ♦ Chicago Chesed Fund ♦ Christian Brothers Academy ♦ Church-in-the- Garden ♦ CityArts ♦ Citymeals-on- Wheels ♦ Columbia University ♦ Columbus Citizens Foundation ♦ Cornell University ♦ Cow Hollow Preschool ♦ Cristo Rey Jesuit High School Direct Relief International ♦ Disabled American Veterans ♦ Disabled Veterans National Foundation ♦ Doctors Without Borders USA ♦ Don Bosco Community Center of Port Chester ♦ Downtown Community Television Center ♦ Eastchester Volunteer Ambulance Corps. ♦ Elevation Chapel ♦ Ellie Fund ♦ Eva’s Village ♦ Fairfield University ♦ Feeding America ♦ Fidelity Investments Charitable Gift Fund Folds of Honor Foundation ♦ The State University of New York at Binghamton Fountain ♦ Valley School of Colorado ♦ Friends of Animals ♦ Futures in Education ♦ Gilchrist Hospice Care ♦ Girls with Impact ♦ Give Me an Answer ♦ Greenwich Hospital ♦ Greenwich International Film Festival ♦ Groton School ♦ Haley House ♦ Hank’s Yanks Baseball Foundation ♦ Heifer Project International ♦ Hetrick-Martin Institute ♦ Hilarity for Charity ♦ Hindu Society of Nevada ♦ Homeless Prenatal Program ♦ Honeywell Humanitarian Relief Foundation ♦ Hospital for Special Surgery Fund ♦ Immaculate Conception Church - Bronx, NY ♦ Injured Marine Semper Fi Fund ♦ Inner-City Scholarship Fund ♦ Interfaith Nutrition Network ♦ International Campaign for Tibet ♦ Iona College ♦ Jack Miller Center for Teaching America’s Founding Principles ♦ Jewish Communal Fund ♦ Jewish Federation of Greater Pittsburgh ♦ Joel Barlow High School, Regional School District #9 ♦ John F. Kennedy Medical Center Foundation ♦ Junior League of Greenwich Connecticut ♦K9s for Warriors ♦ Kids in Crisis ♦ Lee Memorial Health System Foundation ♦ Legal Services of the Hudson Valley ♦ Leukemia and Lymphoma Society ♦ Long House Reserve ♦ Los Angeles Team Mentoring ♦ Make-A-Wish Foundation of Metro New York ♦ Manhattan College ♦ Marc Lustgarten Pancreatic Cancer Foundation ♦ Marin Country Day School ♦ Marine Corps Scholarship Foundation ♦ Marine Corps Law Enforcement Foundation ♦ Maryland Food Bank ♦ Masters School ♦ McMaster University Ontario ♦ Meals on Wheels Association of America ♦ Memorial Sloan- Kettering Cancer Center ♦ Millbrook School ♦ Mount Sinai Medical Center ♦ National Audubon Society ♦ National Brain Tumor Society ♦ Natural Resources Defense Council ♦ Nature Conservancy ♦ New Israel Fund ♦ New Jersey Institute of Technology Foundation ♦ New York and Presbyterian Hospital ♦ New York City Relief ♦ Norbertine Monastery ♦ Northeastern University ♦ Northern Nevada HIV Outpatient Program Education and Services ♦ Northwell Health Foundation ♦ Operation Smile ♦ Pacific House ♦ Paper Mill Playhouse ♦ Peck Slip School Parent Teachers Association ♦ Pediatric Cancer Research Foundation ♦ Pennsylvania Troopers Helping Troopers Foundation ♦ Perlman Music Program ♦ Planned Parenthood Federation of America ♦ Planned Parenthood of Southern New England ♦ Planned Parenthood Shasta Diablo ♦ Prospects, Opportunity and Enrichment ♦ Putnam-Indian Field School ♦ Rainforest Action Network ♦ Rainforest Alliance ♦ Randolph Foundation ♦ Rector Wardens Vestry Men of St. Bartholomew’s Church ♦ Rochester Institute of Technology ♦ Sacred Heart of Greenwich ♦ Sacred Valley Project ♦ Saint Ignatius School ♦ Salvation Army National Corp. ♦ San Diego Opera Association ♦ San Miguel Academy of Newburgh ♦ SATO Project ♦ Save the Children Federation ♦ Schurig Center for Brain Injury ♦ Science Buddies ♦ Seamen’s Church Institute of New York and New Jersey ♦ Shriners Hospitals for Children ♦ Sierra Nevada Journeys ♦ South Bronx Educational Foundation ♦ Special Young Adults ♦ Stamford Hospital ♦ St. Bartholomew Community Preschool ♦ St. Joseph’s Indian School ♦ St. Jude Children’s Research Hospital ♦ St. Lucy Parish ♦ St. Thomas’ Church Whitemarsh Bethlehem Park & Camp Hill Road ♦ Step Up International ♦ Stonewall Library and Archives ♦ Student U ♦ Susan G. Komen Breast Cancer Foundation ♦ The Allen-Stevenson School ♦ The Arc of Palm Beach County ♦ The Good People Fund ♦ The Littlest Lamb ♦ The Miller Center Foundation ♦ The One Love Foundation ♦ The Roman Catholic Church of St. Robert Bellarmine Church ♦ The University of Pennsylvania ♦ The Windward School ♦ Top of Michigan Mountain Bike Association ♦ Troy University Foundation ♦ Tuesday’s Children ♦ Tunnel to Towers Foundation ♦ Tuxedo Park School University of Texas Foundation ♦ University of Wisconsin Foundation ♦ Variety Child Learning Center ♦ Villanova University ♦ Volunteers of America ♦ Westchester ARC Foundation ♦ Westchester Philharmonic ♦ Wilton Education Foundation ♦ Wilton Library Association ♦ Woman’s Club of Rye ♦ World Eye Cancer Hope ♦ World Vision ♦ Yale-New Haven Hospital ♦ Young Men’s Christian Association of Stamford ♦ Zacharias Sexual Abuse Center

> We are fortunate to live in the wealthiest nation in the world and to have the ability to share our good fortune. **SINCE 2016, WE WERE ABLE TO SUPPORT MANY WORTHY ENDEAVORS, INCLUDING THESE DESIGNATED BY OUR SHAREHOLDERS.** In addition, our teammates have donated countless hours of service to scores of charitable organizations.

ASSOCIATED
CAPITAL GROUP

191 Mason Street, Greenwich, CT 06830

www.associated-capital-group.com

203-629-9595 | info@associated-capital-group.com